

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2013

Via E-mail
Peter J. Tennyson, Esq.
Paul, Hastings, Janofsky & Walker LLP
695 Town Center Drive
Seventeenth Floor
Costa Mesa, CA 92626

> **Re:** **Digirad Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 29, 2013 by Red Oak Partners, LLC et al.**
> **File No. 001-33784**

Dear Mr. Tennyson:

We have reviewed the filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to Red Oak Partners' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the proxy statement listed above unless otherwise indicated.

General

1. Please revise the proxy statement and form of proxy to clearly mark them as "Preliminary Copies." Refer to Rule 14a-6(e)(1).

2. Please update the references to the Company's preliminary proxy statement and Proposal 5 through 8 to reflect the Company's definitive proxy statement filed on April 4, 2013.

Reasons for the Solicitation, page 2

3. Disclosure in this section indicates that the participants own more common stock than all Company directors and management combined. Exhibit C to your proxy statement appears to suggest the opposite is true. Please advise or revise.

Proposal 1 Election of Directors, page 3

4.   Please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the nominee should serve as a director, in light of the Company's business and structure. Please refer to Item 7(b) of Schedule 14A and Item 401(e)(1) of Regulation S-K.

Proposal 3 Advisory (Non-Binding) Approving Non-Employee Director Compensation, page 4

5.   Please disclose the identity of the 20 firms referenced here and specify what Red Oak considered "comparably sized." Revise disclosure elsewhere in the proxy statement where Red Oak references studies and analyses it has performed to provide greater detail similar to that requested in the first sentence of this comment.

Exhibit A

6.   It appears the disclosure inadvertently contains an internal drafting note not intended for public consumption.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions